3 May, 2024

Investor nominates 2 candidates to Medallion Financial board



Author   **Rica Dela Cruz, Jake Mooney**

Theme   **Healthcare & Pharmaceuticals, Real Estate, Banking, Fintech, Insurance**

An investor is nominating two directors for election to New York-based Medallion Financial Corp.'s board while criticizing the company's stock performance, profitability and executive compensation.

The investor, ZimCal Asset Management LLC, urged fellow Medallion Financial stockholders to vote for nominees Stephen Hodges, the president of ZimCal, and Judd Deppisch, chief investment officer at Nelnet Financial Services and previously a managing director and head of consumer lender banking in the financial institutions group at Capital One Financial Corp. In an April 26 letter to fellow shareholders, Hodges said ZimCal owned 70,010 Medallion Financial common shares and $15 million in debt.

A Medallion spokesperson said in a statement that Hodges and Deppisch "have little, if any, relevant experience," while current leadership posted a cumulative common stock total return of 128% for the five years ended Dec.

31, 2023, and 44% for full year 2023.

"Mr. Hodges is seeking to disrupt the Board's success in delivering for shareholders for seemingly self-serving reasons," the company said, arguing that his interests are "clearly not aligned" with other shareholders because the majority of his investment is in preferred trust securities rather than equity.

Hodges said in an interview that his firm has been an investor in Medallion securities since February 2021 and approached the board with its concerns in October 2023 in the hopes of reaching a private solution, taking the campaign public in April 2024 only after being rebuffed. The firm's debt holdings in the company are low in the capital stack, exposing it to similar risks to those equity investors face, he added.

The investor is concerned about Medallion's roughly 40% stock decline over the last 10 years and 20% year-to-date decline through March 28, Hodges wrote. Since the Salt Lake City-based Medallion Bank accounted for 94% of its parent company's revenues in 2023, Medallion Financial's performance should be compared to other Federal Deposit Insurance Corp.-regulated lenders, Hodges argued. Banks with assets between $1 billion and $5 billion posted share price gains of 61% over the last decade and a decline of 7% year to date at March 28, ZimCal noted.

As of May 1, Medallion's stock traded at 1.18x tangible book value, compared to 1.28x at the end of 2023 and 1.66x at year-end 2022, according to S&P Global Market Intelligence data. Its net interest margin was 8.68% at year-end 2023 and its return on average assets was 2.51%. Its efficiency ratio was 36.86%, down from 41.38% a year earlier.

ZimCal also criticized the company's executive pay, arguing that President and COO Andrew Murstein, whose father is Chairman and CEO Alvin Murstein, receives significantly higher cash pay and total compensation than top executives at peer banks.

In ZimCal's letter, Hodges cited credit quality worries surrounding recreation loans and argued that profitability has declined, excluding the impact of nonrecurring taxi medallion recoveries. He also called for a resolution of the US SEC's December 2021 lawsuit against the company, in which the commission charged Medallion Financial and Andrew Murstein with illegally engaging in two schemes to boost the company's stock price.

In 2022 a different investor, KORR Value LP, called for management to consider a sale of the company, citing governance and the SEC suit, among other issues.